中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

RECEIVED
2008 NOV -7 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No.82-34675

Our Ref : BS(2008)209(JY)

17 October 2008

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BEST AVAILABLE COPY

08005772

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose the announcement in relation to the date of the Board meeting for approving the Company's financial and business review for the third quarter of 2008 of the Company as published on the website of Hong Kong Exchanges and Clearing Limited today for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
NOV 13 2008
THOMSON REUTERS

PROCESSED
NOV 13 2008
THOMSON REUTERS

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com
傳真 Fax: (852) 2810 5830

File No. 82-34675

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

RECEIVED
-7 A 9:15

(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

ANNOUNCEMENT

Date of Board Meeting

The Board of Directors of the Company (the "Board") hereby announces that a meeting of the Board will be held on Wednesday, 29 October 2008 for the purpose of considering and approving, among other things, the Company's financial and business review for the third quarter of 2008.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 17 October 2008

As at the date of this announcement, the Board comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*

** *Independent Non-executive Directors*

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

RECEIVED
2008 NOV -7 A 9:15

File No.82-34675

Our Ref : BS(2008)234(JY)

30 October 2008

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose a copy of the Announcement in relation to Financial and Business Review for the Third Quarter of 2008 of the Company as published on the website of Hong Kong Exchanges and Clearing Limited on 29 October 2008 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com
傳真 Fax: (852) 2810 5830

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

ANNOUNCEMENT

FINANCIAL AND BUSINESS REVIEW FOR THE THIRD QUARTER OF 2008

THIS ANNOUNCEMENT IS MADE BY THE COMPANY PURSUANT TO RULE 13.09 OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED

The following description provides certain financial data relating to the performance of the Company in the third quarter of 2008.

Financial Performance

In the nine months ended 30 September 2008, the Group's[1] operating profit before impairment allowances was HK$13,278 million, compared to HK$13,303 million for the same period last year. Net operating income before impairment allowances was HK$19,547 million and operating expenses were HK$6,269 million, compared to HK$18,598 million and HK$5,295 million respectively for the same period last year.

First nine months of 2008 compared with first nine months of 2007

The Group's financial performance in the period under review was subject to the negative impact of the global economic slowdown and greater volatility in major financial markets. The Group recorded a slight decrease in operating profit before impairment allowances versus the same period last year. There was growth in both net interest income and net trading income of the banking operation year-on-year. However, these increases were offset by the marked-to-market loss in its investment assets recorded by the Group's insurance segment, lower net fees and commission income as well as higher operating expenses. The rise in operating expenses outpaced that of net operating income, thus resulting in a higher cost-to-income ratio. The Group also recorded an increase in impairment allowances on both securities investments and loans.

The growth in net interest income was driven mainly by the expansion of average interest-earning assets as the Group's average customer deposits increased. The increase in net interest spread was offset by the decrease in contribution of net free fund under the low-interest rate environment, thus resulting in the narrowing of net interest margin. Net trading income of the banking operation increased mainly as a result of the increase in income from foreign exchange businesses, and marked-to-market gain of foreign exchange swap contracts. Owing to the volatility of the global financial markets, the Group's insurance segment recorded an increase in marked-to-market loss in its investment assets. The decline of net fees and commission income was caused largely by the decrease in fee income from stock broking and sales of funds as related business volume declined in a sluggish equity market. These were partly offset by the increase in fee income from the Group's traditional banking services. The increase in operating expenses was mainly due to higher staff costs as a result of pay rise, the recruitment of new staff as well as, higher rentals and continued investment in IT systems.

2008 Q3 compared with 2008 Q2

The Group's operating profit before impairment allowances in the third quarter declined from the previous quarter. This was attributable mainly to the following factors. Firstly, there was a decrease in net fees and commission income from investment-related agency businesses. Secondly, net trading income of the banking operation also decreased due to lower foreign exchange income versus a marked-to-market gain of interest rate swap contracts recorded in the previous quarter. Finally, the Group registered an increase in net operating loss of the insurance segment mainly caused by a weak performance of its investment assets amidst turbulent market sentiment. Meanwhile, net interest income and net interest margin declined from the last quarter. The cost-to-income ratio was higher, mainly due to lower operating income.

Financial Position

The Group's balance sheet remains healthy. Total assets as of 30 September 2008 decreased only marginally from end-June 2008. Customer deposits continued to increase while advances to customers registered a modest growth. Meanwhile, debt securities investments decreased. Classified or impaired loan ratio rose marginally but the Group's overall loan quality remained sound. The Group continues to exercise rigorous risk management and take precautionary measures where necessary amidst the global economic slowdown. The capital adequacy ratio of the banking group decreased from end-June 2008 but remained at a comfortable level.

Business Review

The Group strove to sustain business growth and development in its **Personal Banking** business in spite of the general slowdown of the local economy. Continuous effort was made to revamp the existing i-Free Integrated Account service to provide customers with a hassle-free and multi-dimensional banking service covering different personal banking services under one roof. The expansion of dual currency (HKD and RMB) ATM cash withdrawal services in the third quarter has also brought added convenience to customers who frequent the Mainland. The services have been extended to all of the Group's ATMs in MTR stations. In celebration of the Beijing 2008 Olympic Games, the Group launched the Beijing 2008 Olympic Games Hong Kong Dollar Commemorative Banknotes for public sale which received overwhelming response. This was the first time ever in the history of modern Olympic Games that commemorative banknotes were issued. Despite fierce market competition and the slowdown of transactions in the residential property market, the Group maintained a growth in its residential mortgage business in the third quarter. Card-related fee income increased together with the growth in card receivables and cardholder spending volume. With the strong market demand for RMB-related products, the Group underwrote 3 series of RMB bonds issued in Hong Kong by major Mainland banks, acting as the joint lead manager and joint bookrunner.

The Group's **Corporate Banking** business continued to make good progress in the third quarter of the year. Following the appointment as the principal bank of the Bank of China's Asia-Pacific Loan Syndication Centre in early 2008, the Group further solidified its lead in syndicated loan business. The average pricing of new corporate loan facilities continued to improve. In view of the growth potential for wealth management services, the Group established a specialized team for commercial wealth management in the third quarter to provide professional wealth management services for its corporate customers. As regards the Mainland business, total loans of the Group's Mainland business continued to grow satisfactorily while loan quality remained sound. The Group's network in the Mainland now includes 17 branches and sub-branches after Nanyang Commercial Bank (China)'s Hangzhou Branch commenced operation on 28 September 2008.

In respect of its **Treasury Segment**, the Group continued to strengthen its balance sheet management and risk management with greater prudence amidst the global financial crisis. During the third quarter, the financial turmoil that swept the world led to extreme volatility in nearly all major financial markets, which inevitably had an adverse impact on the Group's securities investments in the United States. At the end of September 2008, the carrying value of the Group's exposures to US subprime mortgage-backed securities, US Alt-A and US non-agency Prime residential mortgage-backed securities amounted to HK$1.1 billion, HK$3.0 billion and HK$20.4 billion respectively. Meanwhile, the carrying value of exposures to senior unsecured debts issued by Lehman Brothers Holdings Inc. and its affiliates ("Lehman Brothers") amounted to HK$0.08 billion while total exposures to Freddie Mac and Fannie Mae, the US mortgage agencies, totaled HK$4.6 billion. The Group recorded a net charge of impairment allowances of HK$3,199 million for the third quarter of 2008 against its investments in securities, comprising HK$51 million net write-back for the US subprime mortgage-backed securities, a net charge of HK$671 million for Alt-A, HK$2,240 million for non-agency Prime residential mortgage-backed securities and HK$339 million for senior unsecured debts issued by Lehman Brothers. The impairment charges did not include the diminution in value of the Group's investment in The Bank of East Asia, Limited ("BEA"), the share price of which had been adversely affected by recent market developments. The Group will continue to monitor closely the performance of the BEA investment and will consider making provisions, if needed, in accordance with the accounting standards.

The Group's **Insurance Segment** recorded an increase in net operating loss in the third quarter versus the previous quarter. This was mainly due to a weak performance of its investment assets amidst turbulent market sentiments. Net insurance premium income decreased compared to the previous quarter as sales were adversely affected by poor investment sentiment.

Remark:

(1) "The Group" refers to BOC Hong Kong (Holdings) Limited and its subsidiaries.

GENERAL

This announcement may contain forward-looking statements that involve risks and uncertainties. The Company's shareholders and potential investors should not place undue reliance on these forward-looking statements, which reflect our belief only as of the date of these statements. These forward-looking statements are based on the Group's own information and on information from other sources we believe to be reliable. The Group's actual results may be materially less favourable than those expressed or implied by these forward-looking statements, which could depress the market price of the Company's American Depositary Shares and local shares.

The attention of investors is also drawn to the announcement issued by Bank of China Limited ("BOC") (Stock Code: 3988) on 29 October 2008 in which BOC published its unaudited quarterly results. The Company is owned as to approximately 65.7% by BOC, and therefore its financial data has been consolidated into the data announced by BOC. The said announcement can be downloaded from BOC's website at www.boc.cn and from the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk. Investors are warned not to make any conclusions about the performance of the Company from the announcement issued by BOC.

The Company's shareholders and potential investors should note that **all the figures contained herein are unaudited. Accordingly, figures and discussions contained in this Announcement should in no way be regarded as to provide any indication or assurance on the financial results of the Group for the period ended 30 September 2008.**

The Company's shareholders and potential investors are urged to exercise caution in dealing in the securities of the Company and are recommended to consult their own professional advisers if they are in doubt as to their investment positions.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 29 October 2008

As at the date hereof, the board of directors of the Company comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice Chairman), Mr. HE Guangbei (Vice Chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Our Ref: BS(2008)231(JY) File No. 82-34675

3 November 2008 **BY COURIER**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No. 82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited for the month ended 31 October 2008 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C W Yeung
Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

SUBMISSION FOR PUBLICATION | E-FORM | SUBMISSION MANAGEMENT | DOWNLOAD DOC TEMPLATE | PROFILE ADMIN | LOGOUT

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 (表格 I)

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	04/11/2008	12:01:26	Submitted By 呈交者	02388P02
Date/Time Approved 批准日期/時間	04/11/2008	12:01:28	Approved By 審批者	02388P04
Submission No. 呈交編號	EBIS-081103-00109		Status 狀況	Approved

Issuer 發行人	LM02388 BOC Hong Kong (Holdings) Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung		
Contact No. 聯絡電話	2846 2700		

For the month ended : 31/10/2008
截至月份：

Name of Issuer 公司名稱	LM02388	BOC Hong Kong (Holdings) Limited
Representative Code/Name 代表代號／姓名		

Contact Person 聯絡人	Jason C.W. Yeung		
Contact Telephone No. 聯絡電話	2846 2700	Date submitted 呈交日期	04/11/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

✔	Ordinary shares 普通股	Preference shares 優先股
	Equity Warrants 股本權證	Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號：	2388	Description : 說明：		
	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	20,000,000,000	HKD	5.00	100,000,000,000
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) （日／月／年）				

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of the month 本月底結存	20,000,000,000	HKD	5.00	100,000,000,000

(2) Stock Code :
(2) 股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month				

本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面値	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 HKD 100,000,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	No. of ordinary shares 普通股數目 (2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	10,572,780,266			
Increase/(Decrease) during the month				

本月增加／（減少）				
Balance at close of the month 本月底結存	10,572,780,266			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						o Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
		Total Exercised Money During the Month 月內已行使總金額	HKD			

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1. ( )	HKD				o Ordinary (1) 普通股 (1) Ordinary (2)

Stock Code
股份代號

Subscription Price HKD
認購價

普通股 (2)
Preference
優先股
Other Class
其他類別

2. HKD

( )

Stock Code
股份代號

Subscription Price HKD
認購價

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

3. HKD

( )

Stock Code
股份代號

Subscription Price HKD
認購價

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

4. HKD

( )

Stock Code
股份代號

Subscription Price HKD
認購價

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom

由此而產生的新股數目

1.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2)

Preference
優先股
Other Class
其他類別

5.	**Bonus Issue** 紅股發行		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6.	**Repurchase of share** 購回股份		Cancellation Date: (dd/mm/yyyy) 註銷日期 ： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
7.	**Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期 ： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
8.	**Other** 其他	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：	Ordinary (1) 普通股 (1)

(Please specify)
（請註明）

（日／月／年）

Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名	Jason C.W. Yeung
* Title 職銜	Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

END